UNITED STATES           ----------------------
                       SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
                             WASHINGTON, D.C. 10549       OMB Number: 3235-0145
                                                          Expires: December
                                                          31, 2005
                                                          Estimated average
                                                          burden hours per
                                                          response......11
                                                          ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*

                             LORUS THERAPETICS INC.
              -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    544192107
              -----------------------------------------------------
                                 (CUSIP Number)

                                 APRIL 21, 2010
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Cusip No. 544192107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     1346049 Ontario Limited
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        1,886,866
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            1,886,866
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,442,832*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

*  See Item 4 below.

                               Page 2 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Asset Management Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        22,824
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            22,824
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,442,832*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------

* See Item 4 below.

                               Page 3 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Capital Corp.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        1,864,042
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            1,864,042
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,442,832*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------

*  See Item 4 below.

                               Page 4 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Randall Abramson
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Canadian
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        15,442,832
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            15,442,832
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,442,832*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

*  See Item 4 below.

                               Page 5 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     2187792 Ontario Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Canadian
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        8,305,966
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            8,305,966
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,442,832*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

*  See Item 4 below.

                               Page 6 of 10 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          Lorus Therapeutics Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2 Meridian Road, Toronto, Ontario, M9W 4Z7 Canada

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Trapeze Asset Management Inc. ("TAMI"); Trapeze Capital Corp. ("TCC"); Randall Abramson ("Abramson"); 2187792 Ontario Inc. ("2187792"); and the group the above-named persons comprise. Holdco, TAMI, TCC, Abramson, 2187792 and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI. TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive Officer, President, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, Chief Executive Officer, President, Portfolio Manager and Compliance Officer of TCC. Holdco owns 100% of the outstanding voting stock of each of TCC and TAMI. Abramson owns 82% of the outstanding capital stock of Holdco. 2187792 is an investment holding company, of which Abramson owns 100% of the outstanding capital stock and is President and sole Director.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for each of the Reporting Persons is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3.

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, no par value

     (e)  CUSIP NUMBER:

          544192107

                               Page 7 of 10 pages

ITEM 3. NA

ITEM 4. OWNERSHIP

     (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. Since Abramson, 2187792, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on April 20, 2010, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 3,099,228 shares of Common Stock issuable upon the exercise of common stock warrants held by the Reporting Persons, was 15,442,832 shares. Of this amount, 5,250,000 shares of Common Stock were held by Abramson directly, 8,305,966 shares of Common Stock were held by 2187792; nil shares of Common Stock were held by Holdco; 1,341,666 shares of Common Stock were held by TCC directly; 522,376 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 22,824 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include: 1,750,000, nil, nil, 1,341,666, 7,562 and nil shares issuable upon the exercise of common stock warrants owned by Abramson, 2187792, Holdco, TCC, TCC (held in client managed accounts), and TAMI (held in client managed accounts), respectively.

     Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. 2187792 exercises sole voting and dispositive power over shares held by it. Holdco exercises sole voting and dispositive power over shares held by it, TAMI and TCC. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held directly by it and in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

                               Page 8 of 10 pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The clients of TAMI and TCC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the shares beneficially owned by the Reporting Persons. No individual clients' holdings of such shares are more than five percent of the Issuer's total outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     See Items 2(a) and 4 above.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          NA

ITEM 10. CERTIFICATION

     (a)  NA

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 10 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2010

                                1346049 ONTARIO LIMITED

                                By: /s/ Randall Abramson
                                ------------------------
                                Name: Randall Abramson
                                Title: Chief Executive Officer


                                TRAPEZE ASSET MANAGEMENT INC.

                                By: /s/ Randall Abramson
                                ------------------------
                                Name: Randall Abramson
                                Title: President and Chief Executive Officer


                                TRAPEZE CAPITAL CORP.

                                By: /s/ Randall Abramson
                                ------------------------
                                Name: Randall Abramson
                                Title: President and Chief Executive Officer


                                /s/ Randall Abramson
                                --------------------
                                Randall Abramson


                                2187792 ONTARIO INC.

                                By: /s/ Randall Abramson
                                ------------------------
                                Name: Randall Abramson
                                Title: President


                               Page 10 of 10 pages